EXHIBIT 99.121

This amended and restated term sheet dated February 2, 2021 has been amended on February 9, 2021, to correct the heading which incorrectly stated “$15,000,000 Bought Deal Offering of Units” instead of “Approximately $20,000,000 Bought Deal Offering of Units”. This amended and restated term sheet replaces and supersedes the amended and restated term sheet filed on February 5, 2021.

AMENDED AND RESTATED TERM SHEET

APPROXIMATELY $20,000,000 BOUGHT DEAL OFFERING OF UNITS

February 2, 2021

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities.

Copies of the preliminary prospectus may be obtained from ATB Capital Markets Inc. or Echelon Wealth Partners Inc. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	High Tide Inc. (the “Company”)

Size of Issue:	Approximately $20,000,000 (the “Offering”) with an additional 15% over-allotment option.

Issued Securities:	Treasury offering of 41,666,666 units of the Company (each a “Unit”).

Each Unit consisting of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).

Issue Price:	$0.48 per Unit (the “Issue Price”).

Warrants:	Each Warrant shall entitle the holder to purchase one Common Share at $0.58 per Common Share at any time on or before the date which is 36 months after the Closing Date.

Over-Allotment Option:	The Underwriters will have an option, exercisable in whole or in part at any time up to 30 days following the Closing Date (as defined below), to purchase up to an additional 15% of the Units at the Issue Price (which may be comprised of the acquisition of additional Units, Common Shares and/or Warrants), to cover over-allotments (if any) and for market stabilization purposes.

Form of Underwriting:	“Bought Deal” offering by way of a short form prospectus, subject to a mutually acceptable underwriting agreement containing the industry standard “Disaster Out”, “Regulatory Out”, “Material Adverse Change Out” and “Breach of Agreement Out” clauses running until the Closing Date.

Jurisdictions:	All provinces and territories of Canada, except Quebec, and in the United States by way of private placement to select accredited investors and/or to qualified institutional investors and outside of Canada and the United States on a private placement or equivalent basis.

Use of Proceeds:	The net proceeds of the Offering will be used for opening new retail cannabis store locations, completing strategic acquisitions, general corporate and working capital purposes, and for such other purposes as to be described in the preliminary short form prospectus.

Listing:	Prior to the Closing Date, the Company will obtain all necessary regulatory and exchange approvals to list the Common Shares on the TSX Venture Exchange (“TSXV”) and make an application to list the Warrants, on a best efforts basis, on the TSXV. Listing will be subject to fulfilling all the listing requirements of the TSXV, including distribution of the Warrants to a minimum number of public security holders.

Eligibility:	Eligible for RRSPs, RESPs, RRIFs, RDSPs, TFSAs and DPSPs.

Bookrunners:	ATB Capital Markets Inc. (“ATB”) and Echelon Wealth Partners Inc. (“EWP”, and together with ATB, the “Bookrunners”).

Underwriters’ Fees:	Cash commission equal to 6.0% of the gross proceeds of the Offering (including the Over-Allotment Option) plus non-transferable broker warrants (the “Broker Warrants”) to purchase up to 6.0% of the number of Units sold in the Offering (including the Over-Allotment Option). Each Broker Warrant shall entitle the holder to purchase one Unit at the Issue Price at any time on or before the date on which is 36 months after the Closing Date. Notwithstanding the foregoing, any proceeds raised and received in the Offering from purchasers set out in a president’s list (the “President’s List”) representing up to $3.0 million of the Offering, shall be subject to a reduced cash commission equal to 3.0% and a number of Broker Warrants equal to 3.0% of the aggregate number of Units sold to such purchasers.

Closing Date:	On or about February 23, 2021 or such other date as the Company and the Bookrunners mutually agree in writing (the “Closing Date”).

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